SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                       Pilgrim America Capital Corporation


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997
                          -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from ____________ to _____________

                         Commission file number 0-19799

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Pilgrim America Capital Corporation 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Pilgrim America Capital Corporation, Two North Renaissance Square, 40 North Central Avenue, 12th Floor, Phoenix, Arizona 85004-4424

                              REQUIRED INFORMATION

         Financial Statements
         --------------------

         Item 1. Audited Statement of Financial Condition
         ------------------------------------------------

         The Audited Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996 attached to this Report on Form 11-K as page 2 of Exhibit A are incorporated by reference herein.

         Item 2. Audited Statement of Income and Changes
         -----------------------------------------------

         The Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1997 and 1996 attached to this Report on Form 11-K as page 3 of Exhibit A are incorporated by reference herein.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Pilgrim America Capital Corporation
                                        401 (k) Plan


         Date:  June 25, 1998           /s/ James R. Reis
                                        -----------------
                                        James R. Reis
                                        Vice Chairman

                                  EXHIBIT INDEX
                                  -------------


Exhibit A                     Pilgrim America Capital Corporation 401(k) Plan

Exhibit B                     Consent of KPMG Peat Marwick LLP

EXHIBIT A











               PILGRIM AMERICA CAPITAL
               CORPORATION 401(k) PLAN

               Financial Statements and Supplemental Schedules

               December 31, 1997 and 1996

               (With Independent Auditors' Report Thereon)

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN



                                      Index
                                      -----


                                                                                                                   Page
                                                                                                                   ----
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits - December 31, 1997 and 1996                                          2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 1997 and 1996                                                                           3

Notes to Financial Statements                                                                                         4


                                                                                                                 Schedule
                                                                                                                 --------

Line 27a - Schedule of Assets Held for Investment Purposes - December 31, 1997                                        1

Line 27d - Schedule of Reportable Transactions - Year ended December 31, 1997                                         2

KPMG Peat Marwick LLP

     725 South Figueroa Street
     Los Angeles, CA 90017




                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Pilgrim America Capital Corporation 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Pilgrim America Capital Corporation 401(k) Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pilgrim America Capital Corporation 401(k) Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        /s/ KPMG Peat Marwick LLP




Los Angeles, California
April 30, 1998

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996



                                                            1997         1996
                                                         ----------   ----------

Assets:
    Investments at fair value:
      Pilgrim America Capital Corporation common stock   $1,078,306   $  183,995
      Pooled separate accounts                               53,062      103,226
      Mutual funds                                        1,054,156      886,785
                                                         ----------   ----------
                                                          2,185,524    1,174,006
                                                         ----------   ----------

    Employer's contribution receivable                        5,921        7,035
    Employees' contribution receivable                        6,625        7,874
                                                         ----------   ----------
                                                             12,546       14,909
                                                         ----------   ----------

    Dividends receivable                                        802         --
    Interest receivable                                         142         --
                                                         ----------   ----------
                                                          2,199,014    1,188,915

    Accrued expenses                                         21,988         --
                                                         ----------   ----------

              Net assets available for benefits          $2,177,026   $1,188,915
                                                         ==========   ==========

See accompanying notes to financial statements.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1997 and 1996



                                                               1997         1996
                                                         ----------   ----------

Additions to net assets attributed to:
    Interest                                             $    1,445   $    1,257
    Dividends                                                29,317       27,611
    Net appreciation in fair value of investments           646,300      142,084
                                                         ----------   ----------
                                                            677,062      170,952
                                                         ----------   ----------

    Contributions:
      Employer                                              257,692      276,620
      Employee                                              288,430      316,023
      Rollovers                                                --         43,887
                                                         ----------   ----------
                                                            546,122      636,530
                                                         ----------   ----------

              Total additions                             1,223,184      807,482
                                                         ----------   ----------

Deductions from net assets attributed to:
    Benefits paid to terminated participants                167,518      510,849
    Administrative expenses                                  67,555       40,484
    Other, refunds                                             --         92,084
                                                         ----------   ----------

              Total deductions                              235,073      643,417
                                                         ----------   ----------

              Net increase                                  988,111      164,065



Net assets available for benefits:
    Beginning of year                                     1,188,915    1,024,850
                                                         ----------   ----------

    End of year                                          $2,177,026   $1,188,915
                                                         ==========   ==========

See accompanying notes to financial statements.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996




(1)    Description of the Plan

       General

       The Pilgrim America Capital Corporation 401(k) Plan (the Plan) is a qualified defined contribution plan covering substantially all full-time employees of Pilgrim America Capital Corporation and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       Eligibility

       Employees are eligible to participate in the Plan after attaining age 21 and completing a minimum service requirement as detailed in the Plan agreement.

       Participant Loans

       Participants may borrow against their vested salary deferral account balances, with a minimum loan amount of $1,000 and the maximum loan amount of $50,000 or 50% of their vested salary deferral account balances. Interest is to be charged on participant loans at a rate commensurate with the prevailing interest rate charged on similar commercial loans under like circumstances by persons in the business of lending money.

       Participant Accounts

       Each participant's account is credited with the participant's contribution (salary deferral) and an allocation of (a) the Company's contribution and (b) Plan earnings. The first allocation is based on participant deferred contributions, and the second allocation is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Employer Contributions

       Matching contributions are made by the Company at an amount equal to 100% of the employee's contributions with the amount limited to the lesser of 7% of the employee's annual compensation or $9,500.

       Employee Contributions

       Employee contributions are made to the Plan on a pretax basis. Such contributions are limited to the lesser of 10% of the employee's annual compensation or the maximum allowable annual amount under Internal Revenue Service regulations, which was $9,500 in 1997 and 1996.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


       Investment Funds

       Participants direct the investment of their accounts among the available investment options. The following is a description of each investment option as of December 31, 1997:

       o Pilgrim America Capital Corporation common stock - investment in the common stock of the Company.

       o Cortland Trust Money Market - an open-end diversified money market fund managed by Cortland Trust, Inc. designed for investors who seek a high level of current income while preserving capital and liquidity by investing a minimum of 80% of the fund's assets in U.S. Government obligations, bank investments, trust instruments, corporate commercial trust instruments and other instruments maturing in 13 months or less.

       o Pilgrim Government Securities Income Fund - an open-end mutual fund designed for investors who seek a high level of current income while preserving capital and liquidity by investing a minimum of 70% of the fund's assets in U.S. Government obligations.

       o Pilgrim America High Yield Fund - an open-end mutual fund designed for investors who seek a high level of current income with capital appreciation as a secondary objective by investing in high-yield fixed income securities.

       o Pilgrim America MagnaCap Fund - an open-end mutual fund designed for investors who seek long-term growth of capital with income as a secondary consideration while preserving their capital by investing in common stocks.

       o Pilgrim America Asia-Pacific Equity Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing in equity securities listed on stock exchanges in countries in the Asia-Pacific region or issued by companies based in this region.

       o Pilgrim America MidCap Value Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing mainly in, but not limited to, equity securities issued by companies with middle market capitalizations (between $200 million and $5 billion).

       o Pilgrim America LargeCap Value Fund - an open-end mutual fund designed for investors who seek long-term capital appreciation by investing mainly in, but not limited to, equity securities issued by companies with large market capitalizations (over $5 billion).

       o Pilgrim America Bank & Thrift Fund - an open-end management investment company designed for investors who seek long-term capital appreciation with income as a secondary objective by investing primarily in the equity securities of national- and state-chartered banks other than money-center banks, thrifts, the holding or parent companies of such depository institutions and in savings accounts of mutual thrifts.

       o Pilgrim America Prime Rate Trust - a closed-end management investment company designed for investors who seek a high level of current income while preserving capital by investing in a portfolio of senior, collateralized corporate loans whose interest rates float with the prime lending rate or London Inter-Bank Offered Rate (LIBOR).

       o First American Prime Obligation Class C Institutional Account - a sweep vehicle money market account designed to hold contributions until they can be invested into one or more of the investment funds discussed above. The account is not used as a participant-directed investment option.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


       Vesting

       Participants are immediately vested in their salary deferral and voluntary contributions plus the earnings thereon. Vesting in the remainder of their account is based on years of continuous service as follows:

                           Completed years      Percentage
                              of service          vested
                          -----------------     ----------

                          One                      33.33%
                          Two                      66.67
                          Three                   100.00


       Participants become 100% vested upon death, permanent disablement or attaining age 65.

       Payment of Benefits

       On termination of service, participants with vested account balances may choose to have their benefits paid in a lump sum or in monthly amounts over a period of time specified by the Plan agreement.

       Forfeitures

       The nonvested portion of a terminated employee's account is placed in a segregated account and is considered forfeited after the participant incurs five consecutive years in which they work 500 hours or less. Upon forfeiture, the amounts in the segregated account plus the earnings thereon are to be used to reduce future employer contributions or applied to administrative expenses of the Plan. As of December 31, 1997 and 1996, amounts held in the segregated accounts awaiting potential forfeiture totaled $50,477 and $71,344, respectively.

       Administrative Expenses

       Expenses of the Plan are to be borne by the Plan unless assumed by the Company. The Plan applied $45,567 and $40,484 of forfeiture accounts against administrative expenses for the years ended December 31, 1997 and 1996, respectively.


(2)    Summary of Significant Accounting Policies

       Basis of Accounting

       The accompanying financial statements have been prepared using the accrual basis of accounting. Benefits payable to participants are included as a component of the Plan's net assets available for benefits.

       Investments

       Investments in Pilgrim America Capital Corporation common stock and mutual funds are valued at quoted market prices. Investments in pooled accounts are valued at their participation unit share of the total pooled funds as determined by the custodian, which approximates fair value.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


       Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

       Use of Estimates

       The Plan administrator has made a number of estimates and assumptions relating to the reporting of net assets and changes therein to prepare these financial statements in conformity with generally accepted accounting principles.
       Actual results could differ from these estimates.


(3)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500:

                                                                                December 31
                                                                        --------------------------
                                                                            1997           1996
                                                                        -----------    -----------
       Net assets available for benefits per the financial statements   $ 2,177,026    $ 1,188,915
       Amounts allocated to withdrawing participants                         (8,914)       (17,455)
                                                                        -----------    -----------

                Net assets available for benefits per Form 5500         $ 2,168,112    $ 1,171,460
                                                                        ===========    ===========

       The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                  Year ended December 31
                                                                  ----------------------
                                                                      1997       1996
                                                                    --------   --------

       Benefits paid to participants per the financial statements   $167,518   $510,849
       Add amounts allocated to withdrawing participants               8,914     17,455
                                                                    --------   --------

                Benefits paid to participants per the Form 5500     $176,432   $528,304
                                                                    ========   ========

       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


(4)    Investments

       The following represents the changes in net assets of the Plan during 1997:

                                               Pilgrim                                                               Pilgrim
                                               America                    Pilgrim                                    America
                                               Capital     Cortland      Government     Pilgrim       Pilgrim         Asia-
                                             Corporation     Trust       Securities     America       America        Pacific
                                                common       Money         Income      High Yield     MagnaCap       Equity
                                                stock        Market         Fund          Fund          Fund          Fund
                                              ----------   ----------    ----------    ----------    ----------    ----------
Additions:
    Interest                                  $     --              9             1            76           120           169
    Dividends                                       --          3,853           208         6,682         1,198          --
    Net appreciation (depreciation) in fair
      value of investments                       554,989         --              82         4,005        55,421      (100,443)

    Contributions:
      Employer                                      --            514         1,199        14,502        32,376        41,916
      Employee                                      --            637         1,689        14,801        37,567        44,495
                                              ----------   ----------    ----------    ----------    ----------    ----------
                                                    --          1,151         2,888        29,303        69,943        86,411
                                              ----------   ----------    ----------    ----------    ----------    ----------
                                                 554,989        5,013         3,179        40,066       126,682       (13,863)
                                              ----------   ----------    ----------    ----------    ----------    ----------
Deductions:
    Benefits paid                                 42,905        7,802          --           7,982        18,094        30,052
    Administrative expenses                         --         67,240          --            --            --            --
                                              ----------   ----------    ----------    ----------    ----------    ----------
                                                  42,905       75,042          --           7,982        18,094        30,052
                                              ----------   ----------    ----------    ----------    ----------    ----------

Transfers - participant elected                  382,227       (1,767)         (120)      (26,282)      (22,285)      (46,080)
                                              ----------   ----------    ----------    ----------    ----------    ----------

              Net increase (decrease)            894,311      (71,796)        3,059         5,802        86,303       (89,995)

Beginning of year                                183,995      103,282         1,848        63,108       189,427       215,538
                                              ----------   ----------    ----------    ----------    ----------    ----------

End of year                                   $1,078,306       31,486         4,907        68,910       275,730       125,543
                                              ==========   ==========    ==========    ==========    ==========    ==========
                                              Pilgrim       Pilgrim                     Pilgrim
                                              America       America       Pilgrim       America       First
                                               MidCap       LargeCap      America        Bank &      American
                                               Value         Value         Prime         Thrift       Prime
                                                Fund          Fund       Rate Trust       Fund      Obligation       Total
                                             ----------    ----------    ----------    ----------   ----------    ----------
Additions:
    Interest                                        184           109          --            --            777         1,445
    Dividends                                      --             312         7,960         9,104         --          29,317
    Net appreciation (depreciation) in fair
      value of investments                       40,741        23,894         5,549        62,062         --         646,300

    Contributions:
      Employer                                   52,189        25,435          --             479       89,082       257,692
      Employee                                   61,329        28,443          --             562       98,907       288,430
                                             ----------    ----------    ----------    ----------   ----------    ----------
                                                113,518        53,878          --           1,041      187,989       546,122
                                             ----------    ----------    ----------    ----------   ----------    ----------
                                                154,443        78,193        13,509        72,207      188,766     1,223,184
                                             ----------    ----------    ----------    ----------   ----------    ----------
Deductions:
    Benefits paid                                28,551        30,257         1,001           779           95       167,518
    Administrative expenses                        --            --            --            --            315        67,555
                                             ----------    ----------    ----------    ----------   ----------    ----------
                                                 28,551        30,257         1,001           779          410       235,073
                                             ----------    ----------    ----------    ----------   ----------    ----------

Transfers - participant elected                 (74,356)      (64,931)       (1,232)       41,308     (186,482)         --
                                             ----------    ----------    ----------    ----------   ----------    ----------

              Net increase (decrease)            51,536       (16,995)       11,276       112,736        1,874       988,111

Beginning of year                               153,050       145,235        73,701        52,589        7,142     1,188,915
                                             ----------    ----------    ----------    ----------   ----------    ----------

End of year                                     204,586       128,240        84,977       165,325        9,016     2,177,026
                                             ==========    ==========    ==========    ==========   ==========    ==========

All the investments are participant-directed, except for the First American Prime Obligation.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


       The following represents the changes in net assets of the Plan during 1996:

                                         (1)
                                     Guaranteed
                                      Interest,
                                     U.S. Stock,
                                    Money Market,                                                                  (2)
                                    Real Estate,      Pilgrim                  (2)                               Pilgrim
                                      Bond and        America       (2)      Pilgrim       (2)         (2)       America
                                      Mortgage,       Capital     Cortland  Government   Pilgrim     Pilgrim      Asia-
                                    International   Corporation    Trust    Securities   America     America     Pacific
                                   Stock and Stock     common      Money      Income    High Yield   MagnaCap    Equity
                                    Index Accounts     stock       Market      Fund        Fund       Fund        Fund
                                   ---------------  -----------  ---------  ----------  ----------   --------    -------
Additions:
    Interest                          $    --             --          --         --          --          --         --
    Dividends                              --             --        15,205        122       4,901       3,774        418
    Net appreciation (depreciation)
      in fair value of investments         --           52,793        --          (90)      2,846      24,300      5,674

    Contributions:
      Employer                             --             --        10,285      1,412      16,021      62,267     64,186
      Employee                             --             --        10,285      1,978      18,426      75,972     69,854
      Rollovers                            --             --          --         --          --         6,437     25,098
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------
                                           --             --        20,570      3,390      34,447     144,676    159,138
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------
                                           --           52,793      35,775      3,422      42,194     172,750    165,230
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------

Deductions:
    Benefits paid                          --              522     442,307        451         952      40,408     13,991
    Administrative expenses                --             --        40,189       --          --          --         --
    Other - refunds                        --             --        37,983       --         4,311      24,938     14,771
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------
                                           --              522     520,479        451       5,263      65,346     28,762
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------

Transfers - participant elected        (720,708)       131,724     587,986     (4,348)      3,852    (115,348)    52,053
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------

              Net increase
                (decrease)             (720,708)       183,995     103,282     (1,377)     40,783      (7,944)   188,521

Beginning of year                       720,708           --          --        3,225      22,325     197,371     27,017
                                      ---------      ---------   ---------  ---------   ---------   ---------  ---------

End of year                           $    --          183,995     103,282      1,848      63,108     189,427    215,538
                                      =========      =========   =========  =========   =========   =========  =========
                                           (2)      (2)                     (2)
                                        Pilgrim   Pilgrim       (2)       Pilgrim     (2)
                                        America   America     Pilgrim     America    First
                                         MidCap   LargeCap    America     Bank &    American
                                         Value     Value       Prime      Thrift     Prime
                                          Fund     Fund     Rate Trust     Fund    Obligation   Total
                                        -------   --------  ----------    ------   ----------   -----
Additions:
    Interest                               --         --         --         --         1,257      1,257
    Dividends                               796        462      1,915         18        --       27,611
    Net appreciation (depreciation)
      in fair value of investments       27,309     16,314      2,963      9,975        --      142,084

    Contributions:
      Employer                           40,795     40,315      2,008      6,209      33,122    276,620
      Employee                           45,886     47,007      2,167      6,966      37,482    316,023
      Rollovers                           6,176      6,176       --         --          --       43,887
                                      ---------  ---------  ---------  ---------   ---------  ---------
                                         92,857     93,498      4,175     13,175      70,604    636,530
                                      ---------  ---------  ---------  ---------   ---------  ---------
                                        120,962    110,274      9,053     23,168      71,861    807,482
                                      ---------  ---------  ---------  ---------   ---------  ---------

Deductions:
    Benefits paid                         5,288      6,487         26        387          30    510,849
    Administrative expenses                --         --         --          175         120     40,484
    Other - refunds                       7,809      2,272       --         --          --       92,084
                                      ---------  ---------  ---------  ---------   ---------  ---------
                                         13,097      8,759         26        562         150    643,417
                                      ---------  ---------  ---------  ---------   ---------  ---------

Transfers - participant elected           4,899     29,802     64,674     29,983     (64,569)      --
                                      ---------  ---------  ---------  ---------   ---------  ---------

              Net increase
                (decrease)              112,764    131,317     73,701     52,589       7,142    164,065

Beginning of year                        40,286     13,918       --         --          --    1,024,850
                                      ---------  ---------  ---------  ---------   ---------  ---------

End of year                             153,050    145,235     73,701     52,589       7,142  1,188,915
                                      =========  =========  =========  =========   =========  =========

All the investments are participant-directed, except for the First American Prime Obligation.

(1)  Represents a pooled separate account(s).
(2)  Represents a mutual fund.

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                    Notes to Financial Statements, Continued


(5)    Investments Over 5%

       The following investments comprise over 5% of the Plan's net assets at December 31, 1997 and 1996, respectively:

                                                               December 31
                                                         -----------------------
                                                            1997         1996
                                                         ----------   ----------

       Pilgrim America Capital Corporation common stock  $1,078,306   $  183,995
       Cortland Trust Money Market Fund                        --        103,226
       Pilgrim America Prime Rate Trust                        --         73,701
       Pilgrim America Bank & Thrift Fund                   164,284         --
       Pilgrim America MagnaCap Fund                        274,273      187,509
       Pilgrim America High Yield Fund                         --         62,648
       Pilgrim Asia-Pacific Equity Fund                     125,018      212,271
       Pilgrim America MidCap Value Fund                    203,380      150,042
       Pilgrim America LargeCap Value Fund                  127,430      142,674
                                                         ==========   ==========



(6)    Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


(7)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                   Schedule 1

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                                                   Number
    Identity of issuer, borrower,                                                 of shares                 Current
      lessor or similar party                       Description                     held         Cost        value
------------------------------------   ---------------------------------------   ----------   ----------   ----------
*Pilgrim America Capital Corporation   Common stock                                  52,923   $  485,833   $1,078,306

Cortland Trust                         Money Market Fund                             53,061       53,062       53,062

*First Trust National Association      First American Prime Obligation Class C        2,049        2,049        2,049

*Pilgrim America Group, Inc.           Prime Rate Trust                               8,113       78,131       84,175

*Pilgrim America Group, Inc.           Bank & Thrift Fund                             6,350      112,402      164,284

*Pilgrim America Group, Inc.           MagnaCap Fund                                 17,649      282,392      274,273

*Pilgrim America Group, Inc.           High Yield Fund                                9,841       66,228       68,688

*Pilgrim America Group, Inc.           Government Securities Income Fund                376        4,762        4,859

*Pilgrim America Group, Inc.           Asia-Pacific Equity Fund                      20,630      219,297      125,018

*Pilgrim America Group, Inc.           MidCap Value Fund                             13,088      177,598      203,380

*Pilgrim America Group, Inc.           LargeCap Value Fund                            9,625      124,158      127,430
                                                                                              ----------   ----------
                                                                                              $1,605,912   $2,185,524
                                                                                              ==========   ==========

* Party in interest.


See accompanying independent auditors' report.

                                   Schedule 2

                       PILGRIM AMERICA CAPITAL CORPORATION
                                   401(k) PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                    Expenses
                                                                                                   incurred in
           Identity of                           Description               Purchase    Selling   connection with
          party involved                          of assets                 price       price      transaction
-----------------------------------  -----------------------------------  ----------  ---------  ---------------
Pilgrim America Capital Corporation  Common stock                         $  342,343     --            --
                                     Common stock                             --          3,179        --

Cortland Trust                       Money Market                              4,994     --            --
                                     Money Market                             --         54,763        --

First Trust National Association     First American Prime                  1,195,265     --            --
                                         Obligation Class C Money Market      --      1,195,825        --

Pilgrim America Group, Inc.          Mutual Fund accounts:
                                         High Yield Fund                      56,539     --            --
                                         High Yield Fund                      --         54,508        --
                                         MagnaCap Fund                       154,894     --            --
                                         MagnaCap Fund                        --        123,550        --
                                         Asia-Pacific Equity Fund             96,272     --            --
                                         Asia-Pacific Equity Fund             --         83,106        --
                                         MidCap Value Fund                   128,577     --            --
                                         MidCap Value Fund                    --        115,991        --
                                         LargeCap Value Fund                  74,321     --            --
                                         LargeCap Value Fund                  --        113,466        --
                                         Bank & Thrift Fund                   70,785     --            --
                                         Bank & Thrift Fund                   --         20,964        --

                                                                                       Current value
           Identity of                           Description                Cost of    on transaction  Net gain
          party involved                          of assets                securities       date       or (loss)
-----------------------------------  -----------------------------------   ----------  --------------  ---------
Pilgrim America Capital Corporation  Common stock                             --           342,343       --
                                     Common stock                              2,211         3,179          968

Cortland Trust                       Money Market                             --             4,994       --
                                     Money Market                             54,763        54,763       --

First Trust National Association     First American Prime                     --         1,195,265       --
                                         Obligation Class C Money Market   1,195,825     1,195,825       --

Pilgrim America Group, Inc.          Mutual Fund accounts:
                                         High Yield Fund                      --            56,539       --
                                         High Yield Fund                      51,219        54,508        3,289
                                         MagnaCap Fund                        --           154,894       --
                                         MagnaCap Fund                        44,530       123,550       79,020
                                         Asia-Pacific Equity Fund             --            96,272       --
                                         Asia-Pacific Equity Fund             77,725        83,106        5,381
                                         MidCap Value Fund                    --           128,577       --
                                         MidCap Value Fund                    87,909       115,991       28,082
                                         LargeCap Value Fund                  --            74,321       --
                                         LargeCap Value Fund                  82,346       113,466       31,120
                                         Bank & Thrift Fund                   --            70,785       --
                                         Bank & Thrift Fund                    5,557        20,964       15,407

See accompanying independent auditors' report.

EXHIBIT B

KPMG Peat Marwick LLP

     725 South Figueroa Street
     Los Angeles, CA 90017




                          INDEPENDENT AUDITORS' CONSENT





The Board of Directors
Pilgrim America Capital Corporation:

We consent to incorporation by reference in the Registration Statement No. 333-06597 on Form S-8 of Pilgrim America Capital Corporation of our report dated April 30, 1998 relating to the statements of net assets available for benefits of the Pilgrim America Capital Corporation 401(k) Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997 and related schedules, which report appears in the December 31, 1997 annual report on Form 11-K of the Pilgrim America Capital Corporation 401(k) Plan.


                                        /s/ KPMG Peat Marwick LLP



Los Angeles, California
June 25, 1998